
         FORM 4                                                                                            OMB APPROVAL
--------------------                                                                                  ------------------------------

[ ] Check this box if no longer subject to Section                                                    OMB Number:          3235-0287
    16. Form 4 or Form 5 obligations may                                                              Expires:     December 31, 2001
    continue.  See Instruction 1(b).                                                                  Estimated average burden
                                                                                                      hours per response         0.5


                                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                            Washington, D.C. 20549

                                                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940




----------------------------------------- -------------------------------------------- ---------------------------------------------
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
                                                                                          Issuer (Check all applicable)
S.A.C. Capital Management, LLC               VitaminShoppe.com, Inc. (VSHP)
----------------------------------------- --------------------------------------------
(Last)        (First)          (Middle)   3. IRS or Social   4. Statement for              [ ] Director         [X] 10% Owner
                                             Security Number    Month/Year                 [ ] Officer (give    [ ] Other (specify
                                             of Reporting                                      title below)         below)
                                             Person             July 2000
777 Long Ridge Road                          (Voluntary)
-----------------------------------------                    ------------------------- ---------------------------------------------
            (Street)                                         5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                Original (Month/Year)     (Check Applicable Line)
                                                                                       [ ] Form filed by One Reporting Person
                                                                                       [X] Form filed by More than One Reporting
Stamford           CT              06902                                                   Person
----------------------------------------- ------------------ ------------------------- ---------------------------------------------
(City)           (State)            (Zip)

------------------------------------------------------------------------------------------------------------------------------------
                                               Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security (Instr. 3)    2. Trans-    3. Trans-    4. Securities Acquired (A)  5.  Amount of     6. Owner-    7. Nature
                                       action       action       or Disposed of (D)           Securities       ship         of In-
                                       Date         Code         (Instr. 3, 4 and 5)          Beneficially     Form:        direct
                                                  (Instr. 8)                                  Owned at         Direct       Bene-
                                      (Month/                                                 End of           (D) or       ficial
                                       Day/                                                   Month            Indirect     Owner-
                                       Year)                                                  (Instr. 3        (I)          ship
                                                                                              and 4)         (Instr. 4)   (Instr. 4)

                                                ------------ ---------------------------

                                                 Code    V   Amount  (A) or (D)   Price

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Class A Common Stock, par value      9/8/00       P           5,000      A        $1.31     928,375              I      See attached
$0.01 per share                                                                                                         page 3
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                                                                     SEC 1474 (3-99)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).



FORM 4 (continued)        Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
---------------------------------------------------------------------------------------------------------------------------
1. Title of           2. Conver-     3.Trans-   4. Transac-   5. Number of     6. Date Exer-      7. Title and Amount of
   Derivative            sion or       action      tion Code     Derivative       cisable and        Underlying Securities
   Security              Exercise      Date        (Instr. 8)    Securities       Expiration         (Instr. 3 and 4)
   (Instr. 3)            Price of      (Month/                   Acquired (A)     Date (Month/
                         Derivative    Day/                      or Disposed      Day/Year)
                         Security      Year)                     of (D)
                                                                 (Instr.3, 4,
                                                                 and 5)





                                                Code     V     (A)     (D)      Date     Expira-               Amount or
                                                                                Exer-     tion       Title     Number of
                                                                               cisable    Date                   Shares
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[CONTINUATION OF THE ABOVE CHART]
--------------------------------------------------------------------
8. Title of     9. Number       10. Owner-       11. Nature
   Derivative      of Deriv-        ship             of In-
   Security        ative            Form             direct
   (Instr. 3)      Secur-           of De-           Bene-
                   ities            rivative         ficial
                   Bene-            Secu-            Owner-
                   ficially         rity:            ship
                   Owned            Direct           (Instr. 4)
                   at               (D) or
                   End              Indi-
                   of               rect (I)
                   Month            (Instr. 4)
                   (Instr. 4)



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Explanation of Responses:




**  Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.                                                   Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Designated Filer:                  S.A.C. Capital Management, LLC
Issuer & Ticker Symbol:            VitaminShoppe.com, Inc. (VSHP)
Date of Event Requiring Statement: September, 2000

Additional Reporting Persons:

1.   Name:    S.A.C. Capital Advisors, LLC
     Address: 777 Long Ridge Road
              Stamford, CT NY 06902

2.   Name:    Steven A. Cohen
     Address: 777 Long Ridge Road
              Stamford, CT NY 06902

     Nature of Indirect Beneficial Ownership: The securities reported on herein are held by S.A.C. Capital Associates, LLC. Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC share all investment and voting power with respect to the securities held by S.A.C. Capital Associates, LLC. Steven A. Cohen is the Managing Member, President and Chief Executive Officer of S.A.C. Capital Advisors, LLC and the owner, directly and through a wholly owned subsidiary, of 100% of the membership interests of S.A.C. Capital Management, LLC.

S.A.C. CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum                      October 31, 2000
    -------------------------------         -------------------
     Name:  Peter Nussbaum
     Title:  Authorized Person

S.A.C. CAPITAL ADVISORS, LLC


By: /s/ Peter Nussbaum                      October 31, 2000
    -------------------------------         -------------------
     Name:  Peter Nussbaum
     Title:  Authorized Person

STEVEN A. COHEN


By: /s/ Peter Nussbaum                      October 31, 2000
    -------------------------------         -------------------
     Name:  Peter Nussbaum
     Title:  Authorized Person